UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

July 16, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

7/27

BY FACSIMILE AND MAIL
Enclosure

RECEIVED
2004 JUL 27 P 1:02
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Mitsubishi Tokyo Financial Group, Inc.
UFJ Holdings, Inc.

Regarding the Management Integration of Mitsubishi Tokyo Financial Group and UFJ Group

Tokyo, July 16, 2004 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG; President & CEO: Nobuo Kuroyanagi) and UFJ Holdings, Inc. (UFJ; President and CEO: Ryosuke Tamakoshi) announced today that they have agreed to commence discussions regarding a possible management integration in order to realize the goals set forth below. MTFG and UFJ will pursue discussions with the goal of reaching a basic agreement by the end of this month and completing the transaction during the first half of fiscal 2005.

1. Purpose of management integration

As the needs of customers in Japan and abroad diversify and become more sophisticated, MTFG and UFJ aim, through the management integration, to create a leading global comprehensive financial group that is competitive on a global basis, and to provide products and services of the highest quality.

The management integration will create a highly competitive group with a strong presence in the core financial business areas of banking, trust banking, securities, investment trusts, credit cards and consumer finance, leasing and other areas. Through the ability to offer products and services across these various businesses, we can create a much stronger organization that can respond flexibly and comprehensively to a wide range of diverse of customer needs.

Further, the two groups are complementary, both in terms of their branch networks and their operations. By leveraging the respective strengths of each group and creating synergies through the management integration, we will be able to take advantage of these efficiencies for strengthening our line-up of products and services for our customers.

Specifically, we will be able to leverage our industry-leading domestic and overseas networks and our comprehensive financial services capabilities to further strengthen our ability to provide

new ideas and strategies and competitive products to large corporate customers. With respect to medium- and small-sized corporate customers, we will strengthen our line-up of lending –related products and services and adopt a more regionally focused sales approach. With regard to individual customers, we will aim to improve customer convenience through the provision of 'one-stop shopping' while fully mobilizing our combined strengths to provide high quality products and services matched to the life stages of customers. In these ways, as a truly dependable comprehensive financial services group, we aim to contribute to the prosperity of our customers, society and the economy and to raise shareholder value.

2. Memorandum of Understanding

In connection with the commencement of discussions regarding management integration, the two groups have signed a memorandum of understanding regarding the following basic points of agreement.

- Founded on the key principles of trust and reliability, and through improved and strengthened corporate governance, the purpose of management integration of the two groups is to raise corporate value and create a significantly stronger comprehensive financial services group, and to contribute to the prosperity of their customers in Japan and abroad, of society and of the economy.

- The two groups will commence discussions for the management integration of MTFG and UFJ and will also discuss MTFG's cooperation in strengthening UFJ's capital.

- All efforts will be made to reach a basic agreement on the specific details of the management integration and the strengthening of UFJ's capital by the 31st of July 2004.

* * *

Outline of Companies (1)

(As of March 31, 2004)

	Mitsubishi Tokyo Financial Group, Inc.		UFJ Holdings, Inc.	
Date of establishment	April 2, 2001		April 2, 2001	
Registered Head Office	4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-6326, Japan		5-6, Fushimimachi 3-Chome, Chuo-ku, Osaka-shi, Osaka 541-0044, Japan	
Representative	Nobuo Kuroyanagi, President & CEO		Ryosuke Tamakoshi, President & CEO	
Shareholders' capital	Yen 1,258 billion		Yen 1,000 billion	
Total shares outstanding	6,572 thousand		5,824 thousand	
Ordinary shares	6,476 thousand		5,098 thousand	
Preferred shares	96 thousand		731thousand	
Major shareholders	Name	Percentage held of total shares in issue	Name	Percentage held of total shares in issue
	Japan Trustee Services Bank, Ltd. (Trust account)	6.32%	State Street Bank and Trust Company 505010	5.30%
	Master Trust Bank of Japan, Ltd. (Trust account)	4.78%	Japan Trustee Services Bank, Ltd. (Trust account)	4.93%
	State Street Bank and Trust Company	3.31%	Master Trust Bank of Japan, Ltd. (Trust account)	4.34%
	Hero & Co.	2.75%	State Street Bank and Trust Company	2.89%
	Meiji Yasuda Life Insurance Company (Pension trust account)	2.70%	Nippon Life Insurance Company	2.74%
	The Tokio Marine and Fire Insurance Co., Ltd.	2.26%	Toyota Motor Corporation	2.69%
Number of outlets*1	396		485	
In Japan	315		459	
(East/Central/West Japan)	(245 / 12 / 58)		(172 / 128 / 159)	
Overseas	81		26	
Number of employees (consolidated base)*2	43,627		34,269	

Note 1. For MTFG this figure comprises the combined outlets of The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Bankin Corporation; for UFJ Holdings it comprises the combined outlets of UFJ Bank Limited and UFJ Trust Bank Limited.

Note 2. Includes employees at overseas offices, but does not include part-time or temporary staff.

Outline of Companies (2)

(As of March 31, 2004; in billions of yen)

	Mitsubishi Tokyo Financial Group, Inc.			UFJ Holdings, Inc.		
	Consolidated	The Bank of Tokyo-Mitsubishi ,Ltd. (non-consolidated)	The Mitsubishi Trust and Banking Corporation (non-consolidated)	Consolidated	UFJ Bank Limited (non-consolidated)	UFJ Trust Bank Limited (non-consolidated)
Total assets	106,615.4	76,437.4	19,364.2	82,134.4	70,712.5	6,097.8
Deposits	66,097.5	51,819.4	10,844.7	52,975.7	48,813.9	3,112.0
Of which retail deposits*1	33,402.3	26,667.9	6,734.4	26,754.3	24,597.3	2,156.9
Loans	46,590.1	34,816.6	8,573.1	42,462.6	37,876.3	3,274.4
Loans to small and medium sized companies*2	12,227.3	9,530.0	2,697.3	16,088.0	14,877.5	1,210.5
Retail loans*2	8,345.4	7,798.9	546.4	10,959.8	10,273.5	686.3
Percentage of loans to small and medium businesses	51.8%	56.4%	35.9%	67.5%	69.9%	46.4%
Net assets	4,295.2	3,142.2	978.5	1,665.0	1,577.9	383.2
Trust assets*3	55,876.3	-	55,876.3	36,184.8	-	36,184.8
Gross business profit*4	1,763.5	925.3	329.0	1,625.2	1,198.2	164.1
Net business profit*4	793.1	466.8	188.0	921.5	708.1	86.4
BIS capital ratio*5 (consolidated base)	12.95%	11.97%	15.03%	9.24%	8.36%	12.87%

Note 1. For MTFG, this consolidated figure comprises the sum of retail deposits at The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation; for UFJ Holdings, it comprises the sum of retail deposits of UFJ Bank Limited and UFJ Trust Bank Limited.

Note 2. For MTFG, this consolidated figure comprises the sum of loans at The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation; for UFJ Holdings, it comprises the sum of loans at UFJ Bank Limited (including UFJ strategic Partners) and UFJ Trust Bank Limited. The percentage of total loans that are loans to small and medium businesses is calculated from the total amount of retail loans and loans to small and medium businesses within the domestic network.

Note 3. The figures include Trust Assets under Service-Shared Co-Trusteeship.

Note 4. The non-consolidated figures for UFJ Bank Limited and UFJ Trust Bank Limited include UFJ Strategic Partners, UFJ Equity Investments and UFJ Trust Equity.

Note 5. Figures for subsidiary banks are on consolidated basis, while UFJ Trust adopts domestic standard (12.34%), the international Standard is applied to the calculation of the figure given here.

Reference:

Lending portfolios (As at end March 2004)

Since over half (53%) of MTFG's lending is to large companies , etc or overseas borrowers and UFJ's lending is weighted towards medium- and small-sized companies and individuals (64%), the management integration will enable us to create a balanced portfolio.

Note: MTFG figures are the sum of the non-consolidated figures of BTM and MTBC (Banking accounts + Trust accounts). UFJ figures are the sum of the non-consolidated figures of UFJ Bank (including two separated subsidiaries) and UFJ Trust Bank (Banking accounts + Trust accounts).

Domestic and overseas networks (As at end March 2004)

77% of MTFG's domestic branches are concentrated in Eastern Japan while in contrast UFJ is more balanced with 28% of its branches in Central Japan and 34% in Western Japan. MTFG has the leading overseas network among Japanese banks with 81 locations. Integration of the two groups should thus be highly complementary.

RECEIVED
2004 JUL 27 P 1:03
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

July 16, 2004
UFJ Holdings, Inc.

Regarding Motion for Preliminary Injunction Filed by Sumitomo Trust

UFJ Holdings, Inc. was notified by the attorney of Sumitomo Trust & Banking Co. Ltd. (Sumitomo Trust) that Sumitomo Trust had filed a motion for preliminary injunction against UFJ Holdings, Inc., UFJ Bank Limited, and UFJ Trust Bank Limited with the Tokyo District Court.

However, since we have not received a copy of the motion and other documents yet, we cannot make any comment about the motion at this moment.

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

RECEIVED
2004 JUL 27 P 1:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 14, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

SUPPL

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

July 14, 2004

UFJ Holdings, Inc.

Statement Regarding Media Reports

UFJ Holdings, Inc. (UFJ) issued the following statement in response to media reports published today:

"Some media reported that UFJ will cancel plans for the integration of UFJ Trust Bank Limited and Sumitomo Trust & Banking Co., Ltd. and propose integration discussions with Mitsubishi Tokyo Financial Group, Inc. These issues are currently under discussion at UFJ and there is no decision yet finalized at the present moment. A proper announcement will be made when appropriate."

July 14, 2004

UFJ Holdings, Inc.

UFJ to propose integration discussions with MTFG

Cancels plans to integrate UFJ Trust and Sumitomo Trust & Banking

Tokyo, July 14 – UFJ Holdings, Inc. (UFJ) said today it will propose discussions with Mitsubishi Tokyo Financial Group, Inc. (MTFG) on an integration of the two groups. UFJ said this follows a decision to cancel plans for the integration of UFJ Trust Bank Limited (UFJ Trust) and Sumitomo Trust & Banking Co., Ltd. (Sumitomo Trust).

UFJ said the UFJ Trust and Sumitomo Trust integration plan, announced in May 2004, had many merits. However, UFJ said that considering its financial position and other factors, it has concluded that greater overall benefits will accrue to UFJ from alternative options, including integration with another financial institution.